Exhibit 99.3


Exhibit 99.3 is the "Order Denying Defendant's (1) Motion to Dismiss; (2) Mortion to Set Aside TRO and Preliminary Injunction; and (3) Motion for Injunction" and "Order Granting Plaintiff's Motion for Contempt and Sanctions."

See attached file.